Exhibit 23.3

Consent of Independent Auditor

We consent to the incorporation by reference in this Registration Statement on Form S-11MEF of Independence Realty Trust, Inc. filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our reports dated November 18, 2013, relating to our audits of the Oklahoma Portfolio Combined Statement of Revenue and Certain Expenses and The Crossings at Ridgewood Apartments Statement of Revenue and Certain Expenses for the year ended December 31, 2012, and our report dated January 17, 2014, relating to our audit of The Reserve at Eagle Ridge Statement of Revenue and Certain Expenses for the year ended December 31, 2012, appearing in the Prospectus, which is a part of the Registration Statement (Form S-11 No. 333-192403) declared effective on January 23, 2014, and to the reference to our firm under the caption “Experts” in such Prospectus.

/s/ McGladrey LLP

Philadelphia, PA

January 24, 2014